2303 West 41st Avenue, Vancouver, B.C. V6M 2A3 Toll Free 1-800-667-1870 Telephone (604) 685-1870 Facsimile (604) 685-6550 Email: corporate@pfncapital.com Website: www.pfncapital.com

October 16, 2008

VIA EDGAR

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Ms. Jill Davis

Dear Ms. Davis:

Re:

Form 20F for Pacific North West Capital Corp. File No. 0-29928

Further to your letter dated October 6, 2008, we provide the following comments:

1.

We have submitted our September 25, 2008 response to your September 4, 2008 letter in electronic format as required by Rule 101 of Regulation S-T.

2.

There are no material amounts of acquisition costs incurred in prior years that were expensed under U.S. GAAP.

3.

Our auditors have confirmed that they will include an explanatory paragraph in their report that refers to the restatements and update the date of their report.  Please find enclosed a draft of our auditors report.

4.

Our Appendix II has been revised to remove the duplicative disclosure, please see attached the revised Appendix II.

5.

Management has preformed its assessment of internal control over financial reporting as of April 30, 2008 and has concluded that internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

6.

Management has based it’s evaluation of our internal control over financial reporting on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

7.

Our Appendix II has been revised to remove the duplicative disclosure, please see attached the revised Appendix II.

We trust the foregoing to be satisfactory, however, if you have any questions please contact our office at the numbers above.

Yours truly,

PACIFIC NORTH WEST CAPITAL CORP.

“Harry Barr”

Harry Barr

President & CEO

cc:  James Stafford Inc., Chartered Accountants

John Cannarella

Ken Schuler

JAMES STAFFORD

James Stafford, Inc.*

Chartered Accountants

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754

* Incorporated professional, James Stafford, Inc.

Independent Auditors’ Report

To the Shareholders of

Pacific North West Capital Corp.

We have audited the consolidated balance sheet of Pacific North West Capital Corp. (the “Company”) (an exploration stage company) as at 30 April 2008 and the related consolidated statements of loss, comprehensive loss and deficit, cash flows and changes in shareholders’ equity for the year then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 April 2008 and the results of its operations, its cash flows, and its changes in shareholders’ equity for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at 30 April 2007 and 2006 were audited by predecessor auditors who expressed opinions without reservation on those statements in each of their reports dated 10 July 2007 and 7 June 2006 respectively.

As discussed in Note 13, the accompanying financial statements have been restated.

     /s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

30 June 2008, except for Notes 12 and 13, as to which the date is 9 September 2008

APPENDIX II

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Company’s principal executive officer and principal financial officer.  Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of the Company’s disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and is accumulated and communicated to management, including the Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company’s disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company and its subsidiaries to disclose material information otherwise required to be set forth in the Company’s periodic reports.  The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

Management Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  Our internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.  Our internal control over financial reporting includes those policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of April 30, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in internal control over financial reporting

There were no changes in our internal controls that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect our internal controls.

Changes in Internal Controls

Based on the evaluation as at the date of this annual report, Harry Barr, our President and Chief Executive officer, and Robert Guanzon, our Chief Financial Officer have concluded that there were no significant changes in our internal controls over financial reporting or in any other areas that could significantly affect our internal controls subsequent to the date of this most recent evaluation, including corrective actions with regard to significant deficiencies and material weaknesses.